October 18, 2011

Mellissa Duru
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Schedule TO-T filed September 23, 2011, and Schedules TO-T/A filed September 28, 2011, and October 5, 2011, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, for Dividend Capital Total Realty Trust, Inc., File No. 005-85609

Dear Ms. Duru:

Thank you for your letter dated October 7, 2011, regarding our recent Schedules TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

2.
No offer documents or materials were mailed to any shareholders.  The bidders received one request for offer documents via email from a trustee; the bidders notified the trustee of the termination immediately.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com